EXHIBIT (a)(1)(iv)

EXHIBIT (a)(1)(iv)

Merrill Lynch, Pierce, Fenner & Smith Incorporated Response Center P.O. Box 30200 New Brunswick, NJ 08989-0200

[LOGO] Merrill Lynch

Dear Stockholder:

As you requested, we are enclosing a copy of the Merrill Lynch Senior Floating Rate Fund, Inc. (the “Fund”) offer to purchase dated December 14, 2000 (the “Offer to Purchase”) 49,500,000 issued and outstanding Shares (the “Shares”). The Offer to Purchase is for cash at net asset value (“NAV”) per share as of the expiration date of the Offer, less any applicable early withdrawal charge. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Shares which you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your Merrill Lynch Financial Consultant or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter.

Neither the Fund nor its Board of Directors makes any recommendation to any holder of Shares as to whether or not to tender Shares. Each stockholder is urged to consult his or her broker or tax advisor before deciding whether to tender any Shares.

The Fund’s annualized distribution rate for the period October 24, 2000 through November 20, 2000, based on the amounts actually distributed by the Fund, was 9.65%, based on the November 20, 2000 NAV of $9.26 per share. For the Fund’s fiscal quarter ended November 30, 2000, the Fund’s highest NAV was $9.45 per share and its lowest NAV was $9.23 per share. The Fund’s NAV per share on December 12, 2000 was $9.22 per Share. The Fund publishes its NAV each week in Barron’s. It appears in the “Investment Company Institute List” under the sub-heading “Loan Participation Funds” within the listings of mutual funds and closed-end funds.

Requests for current NAV quotations or for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to the Merrill Lynch Response Center at (800) 637-7455, ext. 4302.

Should you have any other questions on the enclosed material, please do not hesitate to contact your Merrill Lynch Financial Consultant or other broker or dealer or call the Fund’s Transfer Agent, Financial Data Services, Inc., at (800) 637-3863. We appreciate your continued interest in Merrill Lynch Senior Floating Rate Fund, Inc.

Yours truly,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED